

Mail Stop 4720

May 4, 2016

Via E-mail
Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

Re: CNA Financial Corporation
Form 10-K for the Fiscal Year December 31, 2015
Filed February 17, 2016
File No. 001-05823

Dear Mr. Mense:

We have reviewed your April 7, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2016 letter.

Notes to Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Investments, page 66

1. We note your response to prior comment one that the callable debt securities purchased at a premium have sufficiently similar characteristics that prepayment experience on them is expected to behave similarly in a variety of interest rate scenarios. In addition, you determined that these securities are homogenous in their type, nature and absence of prepayment penalty.   Please address the following:
   - Clarify whether the approximately 500 callable bonds purchased at a premium are grouped in a single pool or in multiple pools for calculation of the prepayment rate. If multiple pools, tell us how many.
   - Discuss in greater detail each characteristic in ASC 310-20-35-30 for the pool. Where variability exists within a characteristic among the securities in the pool, describe the

variability and explain why it does not affect your ability to estimate the prepayment behavior of the pool.

- Explain how you determined that securities in the pool can be expected to be similar in a variety of interest rate environments.

2. In your response, you state that you apply the guidance in ASC 310-20 for your constant effective yield calculation for your fixed maturity securities. Based on your review of the historical experience and your portfolio management perspective, you concluded to utilize the earliest call date as the estimate of the prepayments/expected life for callable bonds purchased at a premium. Please address the following:
- Tell us how use of the earliest call date represents a reasonable estimate of the timing and amount of prepayments particularly when your experience shows that 30% of these securities are not called at the earliest call date.
- If these securities are treated as one pool for applying this guidance, confirm that you also calculate the constant effective yield, including the prepayment rate, as a pool and not by individual security similar to Example 3 in ASC 310-20-55.
- Tell us your estimated prepayment rate for each pool as of December 31, 2015 and March 31, 2016, and how you account for changes in the estimate of prepayments including how you account for a security in the pool that is not called at the earliest call date.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance